SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SUPPL

September 1, 2008

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEC
Mail Processing
Section

SEP 09 2008

Washington, DC
101

Re: Sekisui House, Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of Notice regarding Summary of Financial Statements for the First Half of FY2008, which were manually signed by Mr. Hidehiro Yamaguchi, Executive Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

PROCESSED
SEP 16 2008
THOMSON REUTERS

Very truly yours,

08004890

A. Yoshida

Atsushi Yoshida
Manager
Corporate Communications Department
Sekisui House, Ltd.

Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS
the First Half of FY2008

February 1, 2008 – July 31, 2008

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management, and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors, including adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2008
February 1, 2008 – July 31, 2008

September 1, 2008

Name of company	**Sekisui House, Ltd.** (URL http://www.sekisuihouse.co.jp)
Stock code	1928
Listed exchanges	Tokyo (first section), Osaka (first section), Nagoya (first section)
Representative	Toshinori Abe, President and Representative Director
Inquiries	Hidehiro Yamaguchi, Executive Officer, Head of Corporate Communications Department TEL +81 6440 3111
Date of scheduled filing of interim securities report	October 24, 2008
Date of scheduled payment of dividends	September 30, 2008

1. Business Results

*Please note that numbers less than one million yen are rounded down.

1) Consolidated Business Results

	Millions of yen					
	Feb. 1, 2008 – July 31, 2008		Feb. 1, 2007 – July 31, 2007		Feb. 1, 2007 – Jan. 31, 2008	
		Change (%)		*Change (%)*		*Change (%)*
Net sales	783,447	(1.7)	796,756	(2.7)	1,597,807	-
Operating income	50,943	9.5	46,510	(39.4)	109,727	-
Recurring income	51,922	5.2	49,336	(36.7)	114,086	-
Net income	28,006	(2.3)	28,665	(36.7)	60,352	-
Net income per share (yen)	41.42		41.04		87.70	
Fully diluted net income per share (yen)	41.41		41.04		87.68	

Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity method:
As of July 31, 2008 175 million yen As of July 31, 2007 134 million yen As of Jan. 31, 2008 224 million yen

2) Consolidated Financial Position

	Millions of yen		
	Feb. 1, 2008 – July 31, 2008	Feb. 1, 2007 – July 31, 2007	Feb. 1, 2007 – Jan. 31, 2008
Total assets	1,370,155	1,284,504	1,349,441
Net assets	789,821	758,524	770,963
Equity ratio (%)	57.6	59.0	57.1
Net assets per share (yen)	1,167.47	1,121.21	1,139.63

Equity:
As of July 31, 2008 789,401 million yen As of July 31, 2007 758,226 million yen As of Jan. 31, 2008 770,604 million yen

3) Consolidated Cash Flows

	Millions of yen		
	Feb. 1, 2008 – July 31, 2008	Feb. 1, 2007 – July 31, 2007	Feb. 1, 2007 – Jan. 31, 2008
Net cash provided by operating activities	41,858	(105,094)	(175,279)
Net cash used in investing activities	(24,986)	(34,065)	(59,900)
Net cash used in financing activities	12,104	13,886	65,917
Cash and cash equivalents at end of period	89,213	104,226	60,236

2. Dividends information

	Dividends per share (yen)		
Standard date	First-half	Second-half	Full year
Fiscal 2007	12.00	12.00	24.00
Fiscal 2008	12.00		24.00
Fiscal 2008 (forecast)		12.00	

3. Consolidated Results Forecast for the Year Ending January 31, 2009

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%	*Yen*
Full year	1,580,000	(1.1)	89,000	(18.9)	90,000	(21.1)	48,000	(20.5)	70.99

4. Others

1) Changes of reporting entities (Change in condition of significant consolidated subsidiaries): None

2) Change of significant accounting policies for consolidated financial statements

1. Change caused by revision of accounting standard: Yes
2. Others: None

See page 24, "Changes of Significant Accounting Policies", for further information.

3) Number of outstanding shares (ordinary shares)

1. Number of outstanding shares (including treasury stock) at :

End of July 2008: 676,885,078 shares End of July 2007: 709,385,078 shares End of Jan. 2008: 709,385,078 shares

2. Number of treasury stock at :

End of July 2008: 719,140 shares End of July 2007: 33,130,270 shares End of Jan. 2008: 33,196,226 shares

See page 31, "Consolidated per share information", for number of shares for calculation of net income per share.

(Reference) Summary of Non-Consolidated Financial Results

1) Non-consolidated Business Results

	Millions of yen					
	Feb. 1, 2008 – July 31, 2008		Feb. 1, 2007 – July 31, 2007		Feb. 1, 2007 – Jan. 31, 2008	
		Change (%)		*Change (%)*		*Change (%)*
Net sales	576,175	(2.8)	592,963	(6.0)	1,195,245	-
Operating income	38,732	16.1	33,365	(47.7)	86,745	-
Recurring income	41,886	8.7	38,543	(42.6)	92,982	-
Net income	22,544	(4.0)	23,494	(42.0)	50,179	-
Net income per share (yen)	33.33		33.63		72.90	

2) Non-consolidated Financial Position

	Millions of yen		
	Feb. 1, 2008 – July 31, 2008	Feb. 1, 2007 – July 31, 2007	Feb. 1, 2007 – Jan. 31, 2008
Total assets	1,250,103	1,180,860	1,238,622
Net assets	712,743	691,887	699,339
Equity ratio (%)	57.0	58.6	56.5
Net assets per share (yen)	1,053.65	1,022.83	1,033.87

Equity :

As of July 31, 2008 712,632 million yen As of July 31, 2007 691,864 million yen As of Jan. 31, 2008 699,272 million yen

2. Non-consolidated Results Forecast for the Year Ending January 31, 2009

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%	*Yen*
Full year	1,170,000	(2.1)	65,000	(25.1)	67,500	(27.4)	36,000	(28.3)	53.23

Appendix 1: Results Summary

First half results summary for the year ending January 31, 2009

Millions of yen

Consolidated	Feb.1, 2007 - July 31, 2007	Feb.1, 2008 - July 31, 2008	YOY (%)	Forecast for year to Jan. 2009	YOY (%)
Net sales	796,756	783,447	(1.7)	1,580,000	(1.1)
Gross profit	156,291	161,470	3.3	312,000	(5.0)
SG&A expenses	109,780	110,526	0.7	223,000	1.9
Operating income	46,510	50,943	9.5	89,000	(18.9)
Recurring income	49,336	51,922	5.2	90,000	(21.1)
Extraordinary income	175	-	-	-	-
Extraordinary loss	497	4,333	771.8	5,000	3.5
Net income	28,665	28,006	(2.3)	48,000	(20.5)
Total orders	811,823	862,728	6.3	1,641,000	4.1
Accumulated orders	580,202	623,696	7.5	605,416	11.2

Millions of yen

Non-consolidated	Feb.1, 2007 - July 31, 2007	Feb.1, 2008 – July 31, 2008	YOY (%)	Forecast for year to Jan. 2009	YOY (%)
Net sales	592,963	576,175	(2.8)	1,170,000	(2.1)
Gross profit	120,778	125,940	4.3	240,000	(7.9)
SG&A expenses	87,413	87,207	(0.2)	175,000	0.7
Operating income	33,365	38,732	16.1	65,000	(25.1)
Recurring income	38,543	41,886	8.7	67,500	(27.4)
Extraordinary income	175	41	(76.6)	41	(76.6)
Extraordinary loss	351	4,497	-	5,041	8.6
Net income	23,494	22,544	(4.0)	36,000	(28.3)
Total orders	614,833	655,493	6.6	1,230,000	3.4
Accumulated orders	576,910	628,272	8.9	608,950	10.9

Key management indicators

Consolidated	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008 (1H)
Net income per share (yen)	33.80	62.94	89.26	87.70	41.42
Net assets per share (yen)	979.40	1,028.46	1,125.75	1,139.63	1,167.47
Operating profit margin	5.58%	5.33%	6.99%	6.87%	6.50%
ROE	3.55%	6.36%	8.45%	7.69%	7.18%
ROA *1	6.84%	7.34%	9.61%	8.56%	7.71%

Millions of yen

R & D expenditures	5,793	6,190	6,114	6,299	3,243
Capital expenditure (Consolidated)	36,225	46,817	26,691	54,413	20,168
Capital expenditure (Non-consolidated)	27,488	42,264	21,164	43,534	13,882
Depreciation expense (Consolidated)	11,553	11,117	12,231	14,157	7,407
Depreciation expense (Non-consolidated)	9,424	8,557	9,650	11,368	5,904

Housing construction share	4.7%	4.6%	4.4%	5.4%	4.7%
Referred order ratio*2	49.4%	44.7%	44.8%	47.2%	47.3%
Average house price (1,000 yen)	29,336	29,875	30,375	31,058	31,461
Occupancy rate of subleasing units	94.9%	95.0%	95.0%	95.5%	95.5%
Display home locations (end of period)	551	575	560	550	535

*1 ROA: Return on Assets = (Operating income + interest received) / Total assets
*2 Referred orders / total orders

Appendix 2-1: Segment Breakdown

Consolidated

1. Orders

Millions of yen

	Fiscal 2007 (1H)	Fiscal 2008 (1H)	YOY(%)	Fiscal 2008 (F)	YOY(%)
Built to Order Housing	369,961	383,123	3.6	728,000	4.3
Real Estate for Sale	189,030	221,700	17.3	394,000	1.7
Real Estate for Leasing	164,744	177,243	7.6	355,000	6.1
Other Business	88,086	80,661	(8.4)	164,000	4.2
Consolidated	811,823	862,728	6.3	1,641,000	4.1

2. Accumulated Orders

Millions of yen

	Fiscal 2007 (1H)	Fiscal 2008 (1H)	YOY(%)	Fiscal 2008 (F)	YOY(%)
Built to Order Housing	373,259	415,240	11.2	391,666	11.1
Real Estate for Sale	96,999	107,049	10.4	98,728	11.3
Real Estate for Leasing	-	-	-	-	-
Other Business	109,944	101,407	(7.8)	115,020	11.6
Consolidated	580,202	623,696	7.5	605,416	11.2

3. Sales

	Fiscal 2007 (1H)		Fiscal 2008 (1H)		YOY(%)	Fiscal 2008 (F)		YOY(%)
	Millions of yen	OPM(%)	*Millions of yen*	OPM(%)		*Millions of yen*	OPM(%)	
Built to Order Housing	355,912	10.3	320,549	7.2	(9.9)	689,000	7.4	(2.2)
Real Estate for Sale	196,610	9.7	203,379	17.4	3.4	384,000	14.3	(4.7)
Real Estate for Leasing	164,744	4.9	177,243	5.4	7.6	355,000	4.8	6.1
Other Business	79,488	2.6	82,274	2.3	3.5	152,000	2.4	(2.4)
Consolidated	796,756	5.8	783,447	6.5	(1.7)	1,580,000	5.6	(1.1)

Appendix 2-2: Segment Breakdown

Non-consolidated

Note: On the non-consolidated financial statements, a breakdown into "Construction" and "Real Estate" is reported; however, to show how these figures relate to by-segment statements on the consolidated accounts, figures accounted for on the same basis as the consolidated figures are given here for reference.

1. Orders

Millions of yen

	Fiscal 2007 (1H)		Fiscal 2008 (1H)		YOY(%)	Fiscal 2008 (F)		YOY(%)
	Buildings	Amount	Buildings	Amount		Buildings	Amount	
Built to Order Housing								
Steel frame	5,723	181,808	5,493	179,390	(1.3)	10,500	344,000	(0.4)
Wood frame	1,509	48,802	1,700	55,534	13.8	3,400	110,000	15.7
Subtotal	7,232	230,611	7,193	234,924	1.9	13,900	454,000	3.1
Low rise apartments	3,264	141,712	3,186	150,981	6.5	5,900	280,000	6.4
Subtotal	10,496	372,323	10,379	385,906	3.6	19,800	734,000	4.3
Real Estate for Sale								
Steel frame	2,070	57,950	1,764	48,882	(15.6)	4,000	110,000	2.6
Wood frame	299	8,608	317	9,123	6.0	700	20,000	9.8
Subtotal	2,369	66,559	2,081	58,005	(12.9)	4,700	130,000	3.6
Land		47,933		41,577	(13.3)		90,000	2.1
Subtotal	2,369	114,493	2,081	99,583	(13.0)	4,700	220,000	3.0
Condominiums		23,290		20,469	(12.1)		45,000	(1.7)
Land		18,470		15,572	(15.7)		37,000	6.4
Subtotal		41,760		36,041	(13.7)		82,000	1.8
Urban redevelopment		23,300		76,856	230.0		77,000	2.2
Subtotal	2,369	179,554	2,081	212,481	18.3	4,700	379,000	2.6
Real Estate for Leasing		4,471		5,178	15.8		10,000	8.9
Other Business								
RC contracts	102	28,760	31	23,438	(18.5)	60	45,000	(10.0)
Exteriors		27,030		26,178	(3.2)		57,000	9.8
Other		2,693		2,309	(14.3)		5,000	(2.5)
Subtotal	102	58,484	31	51,927	(11.2)	60	107,000	(0.0)
Total	12,967	614,833	12,491	655,493	6.6	24,560	1,230,000	3.4

2. Accumulated Orders

Millions of yen

	Fiscal 2007 (1H)		Fiscal 2008 (1H)		YOY(%)	Fiscal 2008 (F)		YOY(%)
	Buildings	Amount	Buildings	Amount		Buildings	Amount	
Built to Order Housing								
Steel frame	5,141	170,814	5,441	188,484	10.3	5,379	187,472	11.9
Wood frame	1,514	50,624	1,751	59,180	16.9	1,680	54,951	10.0
Subtotal	6,655	221,438	7,192	247,664	11.8	7,059	242,423	11.5
Low rise apartments	3,503	154,167	3,531	171,512	11.3	2,950	153,735	10.8
Subtotal	10,158	375,605	10,723	419,176	11.6	10,009	396,158	11.2
Real Estate for Sale								
Steel frame	983	28,015	811	23,620	(15.7)	969	27,527	22.2
Wood frame	168	5,014	200	5,784	15.4	256	7,182	38.6
Subtotal	1,151	33,029	1,011	29,404	(11.0)	1,225	34,709	25.3
Land		13,608		13,571	(0.3)		15,463	47.8
Subtotal	1,151	46,637	1,011	42,975	(7.9)	1,225	50,172	31.4
Condominiums		26,607		23,439	(11.9)		25,551	(5.5)
Land		19,378		15,708	(18.9)		19,569	(7.1)
Subtotal		45,985		39,147	(14.9)		45,120	(6.2)
Urban redevelopment				20,000	-		-	-
Subtotal	1,151	92,622	1,011	102,122	10.3	1,225	95,292	10.4
Real Estate for Leasing								
Other Business								
RC contracts	437	80,162	334	80,855	0.9	304	87,075	13.0
Exteriors		28,344		25,848	(8.8)		30,329	3.4
Other		175		270	54.3		96	0.0
Subtotal	437	108,682	334	106,974	(1.6)	304	117,500	10.3
Total	11,746	576,910	12,068	628,272	8.9	11,538	608,950	10.9

3. Sales

Millions of yen

	Fiscal 2007 (1H) Units Buildings	Fiscal 2007 (1H) Amount	Fiscal 2008 (1H) Units Buildings	Fiscal 2008 (1H) Amount	YOY(%)	Fiscal 2008 (F) Units Buildings	Fiscal 2008 (F) Amount	YOY(%)
Built to Order Housing								
Steel frame	5,909 5,861	183,003	4,940 4,931	158,378	(13.5)	10,000 10,000	324,000	(7.4)
Wood frame	1,500 1,494	48,592	1,433 1,429	46,305	(4.7)	3,200 3,200	105,000	9.9
Subtotal	7,409 7,355	231,596	6,373 6,360	204,684	(11.6)	13,200 13,200	429,000	(3.7)
Low rise apartments	16,037 3,108	125,819	14,331 2,705	118,204	(6.1)	32,000 6,000	265,000	0.9
Subtotal	23,446 10,463	357,416	20,704 9,065	322,888	(9.7)	45,200 19,200	694,000	(2.0)
Real Estate for Sale								
Steel frame	2,287 2,222	61,005	1,774 1,722	47,789	(21.7)	4,000 3,800	105,000	(9.3)
Wood frame	325 325	9,654	293 293	8,521	(11.7)	620 620	18,000	(5.7)
Subtotal	2,612 2,547	70,660	2,067 2,015	56,310	(20.3)	4,620 4,420	123,000	(8.8)
Land		44,585		38,470	(13.7)		85,000	(3.3)
Subtotal	2,612 2,547	115,246	2,067 2,015	94,781	(17.8)	4,620 4,420	208,000	(6.6)
Condominiums	1,135 12	23,432	1,110 13	24,081	2.8	2,000 20	46,500	2.2
Land		18,840		20,933	11.1		38,500	15.1
Subtotal	1,135 12	42,272	1,110 13	45,015	6.5	2,000 20	85,000	7.7
Urban redevelopment		23,300		56,856	144.0		77,000	2.2
Subtotal	3,747 2,559	180,818	3,177 2,028	196,653	8.8	6,620 4,440	370,000	(1.9)
Real Estate for Leasing		4,471		5,178	15.8		10,000	8.9
Other Business								
RC contracts	1,333 82	20,713	1,401 71	19,658	(5.1)	2,600 130	35,000	(22.3)
Exteriors		26,827		29,659	10.6		56,000	10.4
Other		2,715		2,135	(21.4)		5,000	(4.4)
Subtotal	1,333 82	50,256	1,401 71	51,454	2.4	2,600 130	96,000	(4.9)
Total	28,526 13,104	592,963	25,282 11,164	576,175	(2.8)	54,420 23,770	1,170,000	(2.1)

Appendix 3: Summary of Subsidiaries and Affiliates *year ended Jan.2009 (1H)*

(Upper) This term
(Lower) Previous term
Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Net assets	*1 Interest-bearing debt
Sekisui House	**576,175**	**125,940**	**87,207**	**38,732**	**41,886**	**41**	**4,497**	**22,544**	**1,250,103**	**712,743**	**179,979**
	592,963	120,778	87,413	33,365	38,543	175	351	23,494	1,180,860	691,887	100,000
Sekiwa Real Estate (Consolidated)	**66,695**	**9,960**	**6,258**	**3,701**	**3,723**	**-**	**2**	**2,793**	**57,202**	**25,162**	**-**
	63,798	8,824	5,401	3,423	3,447	-	99	1,923	51,357	21,344	-
Sekiwa Real Estate Tohoku	**11,305**	**1,269**	**768**	**501**	**523**	**-**	**0**	**314**	**10,495**	**3,535**	**-**
	11,001	1,330	724	606	614	-	6	364	10,121	3,031	-
Sekiwa Real Estate Chubu (Consolidated)	**49,225**	**6,595**	**4,158**	**2,437**	**2,434**	**0**	**23**	**1,434**	**34,501**	**14,912**	**-**
	46,567	5,923	3,686	2,237	2,247	-	-	1,337	33,199	12,923	-
Sekiwa Real Estate Kansai (Consolidated)	**28,594**	**4,212**	**2,877**	**1,334**	**1,368**	**4**	**1**	**808**	**37,158**	**24,712**	**-**
	33,794	4,139	2,647	1,492	1,524	9	-	772	35,704	23,514	-
Sekiwa Real Estate Chugoku	**11,589**	**2,078**	**1,286**	**791**	**816**	**-**	**3**	**480**	**13,470**	**5,025**	**-**
	10,615	1,924	1,161	763	780	0	28	458	12,265	4,420	-
Sekiwa Real Estate Kyushu	**11,646**	**1,127**	**846**	**280**	**275**	**-**	**0**	**159**	**6,280**	**2,066**	**-**
	11,081	1,101	882	218	214	-	28	105	5,942	1,809	-
Sekiwa Real Estate Sapporo	**1,018**	**17**	**33**	**(16)**	**(16)**	**-**	**-**	**(16)**	**440**	**27**	**-**
	935	10	27	(16)	(16)	-	0	(17)	463	64	-
Sekiwa Real Estate K R M	**5,978**	**728**	**398**	**330**	**334**	**-**	**-**	**194**	**4,360**	**1,374**	**-**
	5,741	657	347	309	310	-	-	180	3,926	1,081	-
Sekiwa Real Estate Subtotal	**186,054**	**25,990**	**16,627**	**9,362**	**9,460**	**4**	**31**	**6,169**	**163,910**	**76,817**	**-**
	183,534	23,911	14,877	9,034	9,121	9	163	5,125	152,980	68,189	-
53 Sekiwa Construction companies and others	**110,733**	**5,690**	**3,817**	**1,872**	**2,117**	**110**	**110**	**1,186**	**63,055**	**32,486**	**-**
	118,375	6,911	3,760	3,151	3,485	10	10	2,001	62,377	31,253	-
Sekisui House Remodeling	**24,118**	**5,736**	**4,510**	**1,226**	**1,393**	**-**	**1**	**765**	**11,577**	**4,252**	**-**
	23,139	5,451	4,614	836	950	-	0	509	9,932	3,131	-
SGM Operation	**1,417**	**118**	**86**	**32**	**22**	**17**	**-**	**20**	**2,314**	**1,377**	**-**
	1,455	96	89	7	0	-	-	(2)	2,371	1,360	-
Sekisui House Umeda Operation	**3,831**	**914**	**788**	**126**	**127**	**-**	**23**	**59**	**2,674**	**781**	**-**
	3,867	912	776	135	136	0	0	77	2,872	722	-
5 Other Companies	**2,593**	**21**	**277**	**(256)**	**(255)**	**15**	**11**	**(265)**	**3,582**	**371**	**686**
	1,636	107	273	(166)	(143)	41	31	(154)	4,079	1,010	196

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Net assets	*1 Interest-bearing debt
Gross	**904,923**	**164,412**	**113,316**	**51,096**	**54,752**	**188**	**4,675**	**30,479**	**1,497,216**	**828,831**	**180,665**
	924,971	158,170	111,806	46,363	52,093	236	558	31,052	1,415,472	797,555	100,196
Eliminations and others	**(121,476)**	**(2,942)**	**(2,789)**	**(152)**	***2 (2,829)**	**(188)**	**(342)**	**(2,473)**	**(127,061)**	**(39,009)**	**-**
	(128,215)	(1,878)	(2,025)	146	(2,757)	(61)	(61)	(2,386)	(130,968)	(39,031)	-
Consolidated	**783,447**	**161,470**	**110,526**	**50,943**	**51,922**	**-**	**4,333**	**28,006**	**1,370,155**	**789,821**	**180,665**
	796,756	156,291	109,780	46,510	49,336	175	497	28,665	1,284,504	758,524	100,196

Consolidated / Non-Consolidated	**1.36**	**1.28**	**1.27**	**1.32**	**1.24**	**-**	**0.96**	**1.24**	**1.10**	**1.11**	**1.00**
	1.34	1.29	1.26	1.39	1.28	1.00	1.42	1.22	1.09	1.10	1.00

*1 The amount of debt within the Group are excluded from that of interest-bearing debt.

*2 175 million yen, income from investments in subsidiaries and affiliates for by the equity method, is included.

1. Analysis of Business Results

a. Review of Business Performance

During the first six months of the fiscal year ending January 31, 2009, the Japanese economy witnessed a faltering of the employment environment and businesses' capital expenditures as corporate eamings declined, owing to the slowdown of the U.S. economy and the continued rise of the price of oil and other raw materials. The international financial turmoil stemming from the sub-prime mortgage crisis continued to raise concems about an economic downtum, thereby fueling uncertainties about the future course of the economy.

In the housing market, the aftermath of the amendment in the Building Standard Law is settling down; however, the housing starts continued to record negative year-on-year growth.

As personal income failed to show any improvement and prices rose for basic consumer goods such as gasoline and food, first-time buyers' willingness to purchase housing was generally diminished, particularly in the built for sale housing market. Likewise, second-time buyers' willingness to invest in housing – by way of reconstructing their own housing or otherwise – continued to wane as depreciation of private financial assets failed to show any recovery with the stock market weakening, etc.
In the rental housing market, on the other hand, wealthy individuals' willingness to invest in real estate increased in the form of efficient use of idle land to reduce inheritance taxes, amid the liquidation of the population in metropolitan areas.

Against this backdrop, we launched our initiatives in accordance with the new medium-term management plan for three years ending January 31, 2011, which was announced this March. In more concrete terms, while maintaining focus on our high-end lines, we initiated a new product strategy of releasing mid-end lines for younger generations in an attempt to expand sales by enhancing our appeal to a broader customer base.
In order to cope with the sharp rise in costs, we took a series of cost-cutting measures, including a partial revision in our start-to-finish production system in each region to streamline some of our production lines, a realignment of our sales offices, and an elimination and consolidation of display home locations.
In the Urban Redevelopment Business, we worked on projects from a long-term perspective. Accordingly, the sale of our stake in Tokyo Mid-town was completed and other projects showed steady progress toward completion in this first half.

We remained committed to environmental activities, which we believe will become a key element of business management. At the G8 Summit in July, we collaborated in the construction of the "Zero Emission House," a near-future housing planned by the Ministry of Economy, Trade and Industry of Japan, effectively communicating to the world our superior technologies in earthquake-resistance and energy conservation. We also have become the first company in the housing and construction industry to receive approval as an Eco First company under the Eco First System, which was created by the Ministry of the Environment of Japan to further advance the actions of leading businesses in each industry toward environmental conservation.

Despite these assiduous efforts in various different areas, however, we found it difficult to resist the sluggishness of the housing market as a whole, resulting in sluggish sales particularly in the Built for Sale Housing Business. Raw materials prices did not cease rising during this half year, pushing up input costs to top the cost reduction that we had planned at

the beginning of the fiscal year. Orders for the Built to Order Housing Business were on a recovery track, which is expected to boost future performance.

b. Review by each business segment

Built to Order Housing Business

In the detached housing market, we developed and launched new compact housing in the mid-price range category. Offering high cost performance without sacrificing any specifications in functionality, this new line was developed with a view towards expanding our customer base by tapping into the latent demand among young and first time buyers who cannot expend as many funds on their housing.

We also launched the *Carbon Neutral House*, which uses advanced energy saving technology to reduce and offset household CO_2 emissions through power generation from a photovoltaic system and fuel cell to reduce net CO_2 emissions to almost zero.

Under the *Sha-Wood* wood-framed lines, we aimed to increase our sales share by putting out our new offering, *Roomore*, which features a large central storage space on the second floor for significantly enhanced storage capacity, as well as a high ceiling and skip floor.

We also reinforced our marketing strength in the *Sha-Maison* low rise apartment construction business through a variety of initiatives designed to meet diversifying customer demands, which included the installation of a photovoltaic generation system, tree planting for a rich natural environment in accordance with our *"Gohon no ki"* gardening concept, and offering of eco-friendly rental housing, as well as enhancing the insulation performance.

In the Built to Order Housing Business as a whole, orders for detached housing were showing a recovery trend, and the low rise apartment construction business performed briskly.

Real Estate for Sale Business

<u>Built for Sale Housing Business</u>

In the Built for Sale Housing Business, we purchased carefully-selected blue-chip real estate with the aim of developing towns which feature safety/disaster-mitigation performance, as well as the concept of "beauty that blooms with time," – i.e., the longer one lives in a community, the greater the beauty it takes on and the value which its residents attach to it – in accordance with our "Urban Development Charter." We also took a series of measures designed to increase our sales share, including aggressive efforts to have our housing certified as "symbiotic housing" and the sales promotion event *Machinami Sankan-bi* (visits to existing subdivisions with superior living environments) throughout the country. The slowing down of the real estate market, however, prevented us from recording a positive showing.

<u>Condominiums Business</u>

In the Condominiums Business, we carried out our sales activities mainly in the three metropolitan areas, making extensive market research to minimize marketing risk. We offered high-value-added lines that were designed from the dweller's point of view by developing leafy, beautiful neighborhoods for our condominiums which blend into the surrounding landscape through the use of our extensive know-how amassed in the detached housing business. As a result, our condominiums sales helped to increase the total sales volume.

<u>Urban Redevelopment Business</u>

The sale of our retained interest in Tokyo Mid-town made a significant contribution to this half-year's showing. We also

continued to promote other quality urban redevelopment projects, which are both human- and eco-friendly and incorporate our time-honored philosophy on urban development, such as the Gotenyama Project and Hommachi Garden City Project, to name but a few.

Real Estate for Leasing Business

The Real Estate for Leasing Business remained strong, as we made aggressive efforts to capitalize on the rising demands in the metropolitan areas by maximizing synergies within the Sekisui House Group through a tighter alliance with Sekiwa Real Estate companies. We also made proactive efforts in offering services that help to increase the satisfaction of both owners and residents, as well as block leasing of properties and management of leasing properties by Sekiwa Real Estate companies. We also worked on creating quality stock by sustaining a high occupancy rate and extensive involvement in the maintenance of properties, directing the Group's entire energies to the strengthening of our proposal capacity.

Other Businesses

For the remodeling business, we reached out to owners of our existing stock built by the company. Our proposals range from space design, namely, the alteration of room arrangements according to their current lifestyle, to remodeling them into environmentally-friendly, energy-efficient housing, by way of promoting the spread of high performance sashes and installing high-efficiency water heaters and photovoltaic generation systems.

For the exterior business, we promoted the creation of a rich natural environment that achieves harmony between humankind and nature, and provides an ecological link with surrounding woods and woodlot by planting trees of the original species and native varieties of the region in accordance with our *"Gohon no ki"* gardening concept.

For the business results for this interim, consolidated orders totaled 862,728 million yen, an increase of 6.3% year-on-year, and non-consolidated orders by 6.6% up to 655,493 million yen.

Consolidated net sales declined by 1.7% to 783,447 million yen. Consolidated operating income increased by 9.5% to 50,943 million yen, consolidated recurring income by 5.2% to 51,922 million yen, and consolidated net income decreased by 2.3% to 28,006 million yen. In the meantime, we retired 32.5 million shares of treasury stock.

c. Outlook

We will remain committed to boosting our sales by making aggressive promotion of consulting sales mainly for detached housing lines including steel-frame detached houses such as our *Is Order* and *Be Ecord* lines, and by shifting more resources to sales promotion events such as *Sumai no Sankan-bi* (visits to existing housing built by the company) and *Machinami Sankan-bi*, among others, while at the same time aiming for an even greater market share of our rental housing *Sha-Maison* by continuing to offer improved solutions to our customers. In the Real Estate for Sale Business, while striving to increase the asset turnover ratio for the Built for Sale Housing Business, we will draw upon the Group's collective strength to expand the Condominiums Business and Urban Redevelopment Business by, for example, purchasing blue-chip real estate after the most careful consideration of timing, location, and other conditions and then aggressively marketing such properties.

Nevertheless, the Japanese economy is currently experiencing sluggish growth in businesses' capital expenditures and private consumption amid rising raw materials costs. Now that the slowdown of the domestic economy and a downturn in economic growth have become an increasingly likely possibility, we do not believe that our business can be immune to

this situation. Taking into account the results of orders, net sales, order backlog, among other figures, and the greater than expected cost increase in the first half; we have decided to revise our earlier results forecasts for the year ending January 31, 2009 as follow; net sales of 1,580 billion yen (down 1.1% year-on-year), operating income of 89 billion yen (down 18.9%), recurring income of 90 billion yen (down 21.1%), and net income of 48 billion yen (down 20.5%).

2. Analysis on financial position

Consolidated total assets increased by 20,714 million yen, primarily owing to the increase in inventories as a result of the purchase of land for sale and in commercial paper issued in order to meet resultant high capital requirements, and the increase in advances received due to increase in orders.

Conditions regarding cash flows are as follow.

Operating cash flow increased by 41,858 million yen, owing primarily to decrease in accounts and notes receivable, etc., despite an increase in inventories.

Cash flow from investing activities declined by 24,986 million yen. This was due primarily to an increase in tangible fixed assets as a result of obtaining leasing properties as well as an increase in investments in securities.

Cash flow from financing activities increased by 12,104 million yen as a result of issuance unsecured straight bonds in order to meet high capital requirements.

As a result, cash and cash equivalents at the end of the period increased by 28,976 million yen compared to the end of the previous fiscal year to 89,213 million yen.

(Reference) Trend in cash flow pertinent indicators

	Year to Jan. 2005	Year to Jan. 2006	Year to Jan. 2007	Year to Jan. 2008	Year to Jan. 2009(1H)
Equity ratio (%)	58.5	62.4	62.4	57.1	57.6
Equity ratio based on market price (%)*	71.6	110.9	93.8	59.1	50.2
Debt service coverage ratio (years)	0.8	–	0.3	–	2.2
Interest coverage ratio (times)**	70.9	–	732.9	–	33.7

(Note) Equity ratio = Equity / total assets

Equity ratio based on market price = market capitalization / total assets

Ratio of cash flow to interest-bearing debt = interest-bearing debt / cash flow

Interest coverage ratio = operating cash flow / interest paid

1. All indicators are calculated from consolidated financial data.
2. Market capitalization = share price at end of period × number of shares outstanding (exclusive treasury stock)
3. Cash flow from operating activities is used for calculation.
4. Interest-bearing debts include all debts subject to interest payments within the liabilities shown on the consolidated balance sheet.

3. Basic policy on profit distribution, dividend for the current and next fiscal years

Having set 24 yen per share as a stable annual dividend to our shareholders, we will take into consideration the overall condition and profitability of the Company, as well as the capital requirements for expansion and, in time, aim for increased dividend payments with an eventual dividend payout ratio target of 30% or higher.

We will implement measures to improve asset efficiency, including disposal of treasury stocks, and will make every effort to increase shareholder returns.

Aiming to further increase the attractiveness of the Company's shares, we also presents "*Uonuma-grown Koshihikari*"

top-grade brand-name rice to its shareholders who are listed or registered in the list of shareholders, etc. as of January 31 every year, thus serving as an encouragement for shareholder to hold the Company's shares over a long period of time.

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of Sekisui House, Ltd., 73 subsidiaries, and 6 affiliates. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classify each business division as they are classified in the 'Segmental Information' section.

(1) Built to Order Housing Business

This division constructs steel, wood, and concrete houses and apartments. The main group companies of this division are Sekiha, Ltd., Sekiwa Construction Higashi-Tokyo, Ltd., Sekiwa Construction Higashi-Saitama, Ltd., and Sekiwa Construction Hiroshima, Ltd.

(2) Real Estate for Sale Business

This division sells houses and real estate, designs, constructs, and contracts for sale housing on estate land, conducts urban redevelopment projects and commercial buildings transactions.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and Sekiwa Real Estate KRM, Ltd.

(3) Real Estate for Leasing Business

This division leases and manages detached houses, apartments, condominiums, commercial buildings, shops etc.

The main group companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and Sekiwa Real Estate KRM, Ltd.

(4) Other Business

This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main group companies of this division are Sekisui House Remodeling, Ltd., Greentechno Sekiwa, Ltd., and Landtech Sekiwa, Ltd.



Housing materials supplier
Sekiha, Ltd.*
Almetax Manufacturing Co., Ltd.**
Japan Power Fastening Co., Ltd.**
Housing construction and exteriors
Sekiwa Construction Higashi-Tokyo, Ltd.*
52 other companies
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd.*
Real estate-related services
Sky Rail Service Co., Ltd.*
Rokko Island Energy Service Co., Ltd.**
and 1 other company
House Remodeling
Sekisui House Remodeling, Ltd.*
Nursing care services
Sekiwa Support System, Ltd.*
Housing land developer
PFI Mizu to Midori no Kenko-toshi, Ltd.**
supply of materials
Sekisui House, Ltd.
Leasing of real estate
Housing Construction
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 7 other companies
Sekiwa Kanri, Ltd.* and 3 other companies
SGM Operation Co., Ltd.* and 1 other company
Trade of real estate
Construction of commercial buildings, house remodeling
Loaning out
Payment
Housing Construction
House Remodeling
Leasing of real estate
Trade of real estate
Leasing of real estate
Customer
Real Estate for Leasing
Real Estate for Sale
Other Business
Built to Order Housing
* Consolidated subsidiary
** Related company, accounted for by the equity method

Management Policy

1. Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of `love of humanity` by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction and we must also fulfill our obligations as a corporate citizen while considering the stability and investment required to ensure continued long term growth while making determined efforts to expand our business.

2. Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and ROE to 10%.

3. Medium term business strategy

Based on a new medium-term management plan laid out in March 2008, we will aim towards sustainable growth between 5% and 10% averagely for all the business segments over the mid- and long-term, despite any changes in respective market sizes, and make aggressive investments in the real estate development business, among others.

In order to conduct various kinds of businesses both promptly and efficiently amid the rapidly changing management environment, we will investigate and pursue many possibilities, without becoming a slave to conventional management practices.

We look for consolidated net sales of 1,850 billion yen, recurring income of 125 billion yen, and net income of 70 billion yen for the year ending January 31, 2011.

4. Issues that the Company Needs to Address

The future course of the economy gives no grounds for optimism, as private consumption is expected to remain at a low rate owing chiefly to the lingering effects of the sub-prime mortgage crisis and slow private income growth attributed to a low labor's relative share. Guided by the new medium-term management plan, however, we will dedicate ourselves to the tasks of cost reduction primarily through realignment of display home locations and streamlining of production lines, and expansion and development of existing businesses, as well as the development and launch of strategic products and increasing of sales people, so that we will be able to realize our "growth" strategy through the most aggressive sales activities.

With regard to the Real Estate for Sale Business, we will proceed with development projects in accordance with the Urban Development Charter, in order to create quality housing complexes with "security, safety, and comfort" and "beauty that blooms with time" as key themes, thereby increasing our earnings.

To counteract the worrying rise in prices of raw materials, we intend, for the time being, to implement cost-cutting

measures spanning the entire business, while considering the possibility of raising our housing sales prices.

The Sekiwa Real Estate companies intend to maximize Group synergies not only in leasing business but in every one of their undertakings, with a view toward bolstering consolidated performance. Meanwhile, we intend to improve the management efficiency and earnings of the remodeling business as we increase marketing prowess through increased employment of contract employees and reduce costs of operations.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2007	As of July 31, 2008	As of Jan. 31, 2008	Difference	%
Assets					
I. Current assets					
Cash and deposits	104,226	76,213	60,236		
Notes and accounts receivable	64,237	12,581	84,589		
Marketable securities	1,528	13,009	139		
Inventories	624,815	766,353	709,184		
Deferred income taxes	47,167	40,619	45,522		
Other current assets	30,182	25,196	29,634		
Less allowance for doubtful accounts	(2,035)	(1,874)	(1,843)		
Total current assets	**870,122**	**932,099**	**927,463**	**4,636**	**0.5**
II. Fixed assets					
1. Tangible fixed assets					
Buildings and structures	106,052	116,442	112,363		
Machinery and vehicles	14,470	14,087	14,730		
Tools and equipment	6,488	5,657	6,078		
Land	99,598	112,265	105,110		
Construction in progress	4,072	6,124	5,964		
Total tangible fixed assets	**230,681**	**254,575**	**244,247**	**10,328**	**4.2**
2. Intangible fixed assets	**7,632**	**8,830**	**8,356**	**474**	**5.7**
3. Investments and other assets					
Investments in securities	100,622	91,073	85,798		
Long-term loans receivable	34,469	32,251	33,713		
Prepaid pension cost	2,193	6,369	6,917		
Deferred income taxes	1,455	6,662	4,941		
Other investments and other assets	38,932	39,859	39,486		
Less allowance for doubtful accounts	(1,604)	(1,567)	(1,484)		
Total investments and other assets	**176,067**	**174,650**	**169,373**	**5,277**	**3.1**
Total fixed assets	**414,382**	**438,055**	**421,977**	**16,078**	**3.8**
Total assets	**1,284,504**	**1,370,155**	**1,349,441**	**20,714**	**1.5**

Millions of yen

	As of July 31, 2007	As of July 31, 2008	As of Jan. 31, 2008	Difference	%
Liabilities					
I. Current liabilities					
Notes and accounts payable	173,314	151,198	160,836		
Commercial paper	80,000	60,000	40,000		
Accrued income taxes	10,852	15,795	27,529		
Advances received	96,115	100,233	87,032		
Allowance for bonuses	14,928	12,257	17,030		
Allowance for bonuses to directors, executive officers and corporate auditors	-	-	859		
Allowance for compensation payments on completed works	2,819	2,731	2,799		
Other current liabilities	46,732	39,522	43,514		
Total current liabilities	**424,762**	**381,738**	**379,603**	**2,135**	**0.6**
II. Long-term liabilities					
Straight bonds	-	59,979	59,976		
Long-term debt	20,196	60,686	60,441		
Deposits and guarantees	54,844	54,519	54,665		
Deferred tax liability	2,805	10	25		
Accrued retirement benefits for employees	19,805	20,135	20,107		
Allowance for retirement benefits to director, executive officers and corporate auditors	1,118	1,111	1,235		
Negative goodwill	39	28	47		
Other long-term liabilities	2,407	2,125	2,375		
Total long-term liabilities	**101,217**	**198,595**	**198,873**	**(278)**	**(0.1)**
Total liabilities	**525,980**	**580,333**	**578,477**	**1,856**	**0.3**
Net assets					
I. Shareholders' equity					
Capital stock	186,554	186,554	186,554		
Capital surplus	254,133	237,522	254,126		
Retained earnings	353,995	356,603	377,564		
Treasury stock	(58,451)	(1,099)	(58,530)		
Total shareholders' equity	**736,231**	**779,580**	**759,715**	**19,865**	**2.6**
II. Valuation and translation adjustments					
Net unrealized holding gain (loss) on securities	21,995	9,823	10,893		
Deferred hedge gains and losses	(0)	(3)	(4)		
Total valuation and translation adjustments	**21,995**	**9,820**	**10,889**	**(1,069)**	**(9.8)**
III. Share warrants	**23**	**111**	**67**	**44**	**65.7**
IV. Minority interests	**274**	**309**	**292**	**17**	**5.8**
Total net assets	**758,524**	**789,821**	**770,963**	**18,858**	**2.4**
Total liabilities and net assets	**1,284,504**	**1,370,155**	**1,349,441**	**20,714**	**1.5**

CONSOLIDATED STATEMENTS OF INCOME

		Feb. 1, 2007– July 31, 2007		Feb. 1, 2008 – July 31, 2008		Difference		Feb.1, 2007 – Jan. 31, 2008	
		Millions of yen	(%)	Millions of yen	(%)	Millions of yen	YOY (%)	Millions of yen	(%)
I.	**Net sales**	**796,756**	**100.0**	**783,447**	**100.0**	**(13,309)**	**(1.7)**	**1,597,807**	**100.0**
II.	**Cost of sales**	**640,464**	**80.4**	**621,977**	**79.4**	**(18,487)**	**(2.9)**	**1,269,243**	**79.4**
	Gross profit on sales	**156,291**	**19.6**	**161,470**	**20.6**	**5,179**	**3.3**	**328,564**	**20.6**
III.	**Selling, general and administrative expenses**	**109,780**	**13.8**	**110,526**	**14.1**	**746**	**0.7**	**218,836**	**13.7**
	Operating income	**46,510**	**5.8**	**50,943**	**6.5**	**4,433**	**9.5**	**109,727**	**6.9**
IV.	**Non-operating income**	**4,384**	**0.6**	**3,688**	**0.5**	**(696)**	**(15.9)**	**8,289**	**0.5**
	Interest and dividends income	1,524		1,453				2,799	
	Equity in gains of affiliates	134		175				224	
	Miscellaneous income	2,725		2,059				5,265	
V.	**Non-operating expense**	**1,558**	**0.2**	**2,709**	**0.4**	**1,151**	**73.9**	**3,930**	**0.2**
	Interest paid	261		1,247				1,153	
	Miscellaneous expense	1,296		1,462				2,777	
	Recurring income	**49,336**	**6.2**	**51,922**	**6.6**	**2,586**	**5.2**	**114,086**	**7.2**
VI.	**Extraordinary income**	**175**	**0.0**	**-**	**-**	**(175)**	**-**	**175**	**0.0**
	Proceeds from sales of investments in securities	175		-				175	
VII.	**Extraordinary loss**	**497**	**0.1**	**4,333**	**0.5**	**3,836**	**771.8**	**4,830**	**0.3**
	Loss due to change in business plan	-		2,818				-	
	Loss on asset impairment	-		821				-	
	Loss from sales or disposal of fixed assets	400		693				888	
	Loss on revaluation of land held for sale	97		-				3,375	
	Loss on revaluation of investments in securities	-		-				566	
	Income before income taxes and minority interests	**49,014**	**6.1**	**47,589**	**6.1**	**(1,425)**	**(2.9)**	**109,432**	**6.9**
	Current income taxes	10,954	1.3	15,685	2.0			36,778	2.3
	Deferred income taxes	9,376	1.2	3,877	0.5			12,267	0.8
	Minority interests in earnings of subsidiaries	16	0.0	19	0.0			34	0.0
	Net income	**28,665**	**3.6**	**28,006**	**3.6**	**(659)**	**(2.3)**	**60,352**	**3.8**

Consolidated statement of shareholders' equity

Feb. 1, 2007 – July 31, 2007

Millions of yen

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at end of previous period	186,554	254,133	333,837	(662)	773,862
Changes for this interim period					
Dividends from surplus	-	-	(8,508)	-	(8,508)
Net income	-	-	28,665	-	28,665
Gain of treasury stock	-	-	-	(57,761)	(57,761)
Increase due to change in equity	-	-	-	(37)	(37)
Sale of treasury stock	-	(0)	-	9	9
Net changes of items other than "Shareholders' equity" during this interim period	-	-	-	-	-
Total changes during this interim period	-	(0)	20,157	(57,789)	(37,631)
Balance at end of this interim period	186,554	254,133	353,995	(58,451)	736,231

	Valuation and translation adjustments				Share warrants	Minority interests	Total net assets
	Net unrealized holding gain(loss) on securities	Deferred hedge gains and losses	Translation adjustment	Total			
Balance at end of previous period	24,035	-	145	24,181	-	258	798,302
Changes for this interim period							
Dividends from surplus	-	-	-	-	-	-	(8,508)
Net income	-	-	-	-	-	-	28,665
Gain of treasury stock	-	-	-	-	-	-	(57,761)
Increase due to change in equity	-	-	-	-	-	-	(37)
Sale of treasury stock	-	-	-	-	-	-	9
Net changes of items other than "Shareholders' equity" during this interim period	(2,039)	(0)	(145)	(2,186)	23	16	(2,146)
Total changes during this interim period	(2,039)	(0)	(145)	(2,186)	23	16	(39,778)
Balance at end of this interim period	21,995	(0)	-	21,995	23	274	758,524

Feb. 1, 2008 – July 31, 2008 *Millions of yen*

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at end of previous period	186,554	254,126	377,564	(58,530)	759,715
Changes for this interim period					
Dividends from surplus	-	-	(8,116)	-	(8,116)
Net income	-	-	28,006	-	28,006
Gain of treasury stock	-	-	-	(47)	(47)
Retirement of treasury stock	-	(16,604)	(40,832)	57,437	-
Sale of treasury stock	-	-	(18)	41	23
Net changes of items other than "Shareholders' equity" during this interim period	-	-	-	-	-
Total changes during this interim period	-	(16,604)	(20,961)	57,430	19,865
Balance at end of this interim period	186,554	237,522	356,603	(1,099)	779,580

	Valuation and translation adjustments			Share warrants	Minority interests	Total net assets
	Net unrealized holding gain(loss) on securities	Deferred hedge gains and losses	Total			
Balance at end of previous period	10,893	(4)	10,889	67	292	770,963
Changes for this interim period						
Dividends from surplus	-	-	-	-	-	(8,116)
Net income	-	-	-	-	-	28,006
Gain of treasury stock	-	-	-	-	-	(47)
Retirement of treasury stock	-	-	-	-	-	-
Sale of treasury stock	-	-	-	-	-	23
Net changes of items other than "Shareholders' equity" during this interim period	(1,070)	1	(1,068)	44	17	(1,007)
Total changes during this interim period	(1,070)	1	(1,068)	44	17	18,857
Balance at end of this interim period	9,823	(3)	9,820	111	309	789,821

Feb. 1, 2007 – January 31, 2008 *Millions of yen*

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at end of previous period	186,554	254,133	333,837	(662)	773,862
Changes for this period					
Dividends from surplus	-	-	(16,625)	-	(16,625)
Net income	-	-	60,352	-	60,352
Gain of treasury stock	-	-	-	(57,856)	(57,856)
Increase due to change in equity	-	-	-	(48)	(48)
Sale of treasury stock	-	(6)	-	36	30
Net changes of items other than "Shareholders' equity" during this period	-	-	-	-	-
Total changes during this period	-	(6)	43,726	(57,868)	(14,147)
Balance at end of this period	186,554	254,126	377,564	(58,530)	759,715

	Valuation and translation adjustments				Share warrants	Minority interests	Total net assets
	Net unrealized holding gain(loss) on securities	Deferred hedge gains and losses	Translation adjustment	Total			
Balance at end of previous period	24,035	-	145	24,181	-	258	798,302
Changes for this period							
Dividends from surplus	-	-	-	-	-	-	(16,625)
Net income	-	-	-	-	-	-	60,352
Gain of treasury stock	-	-	-	-	-	-	(57,856)
Increase due to change in equity	-	-	-	-	-	-	(48)
Sale of treasury stock	-	-	-	-	-	-	30
Net changes of items other than "Shareholders' equity" during this period	(13,141)	(4)	(145)	(13,292)	67	33	(13,191)
Total changes during this period	(13,141)	(4)	(145)	(13,292)	67	33	(27,338)
Balance at end of this period	10,893	(4)	-	10,889	67	292	770,963

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb. 1, 2007 – July 31, 2007	Feb. 1, 2008 – July 31, 2008	Feb. 1, 2007 – Jan. 31, 2008
I. Cash flows from operating activities			
Income before income taxes and minority interests	49,014	47,589	109,432
Depreciation and amortization	6,476	7,407	14,157
Loss on asset impairment	-	821	-
Increase (decrease) in accrued retirement benefit	(1,897)	27	(1,595)
Decrease (increase) in prepaid pension cost	(2,193)	547	(6,917)
Interest and dividend income	(1,524)	(1,453)	(2,799)
Interest expense	261	1,247	1,153
Equity in gains of affiliates	(134)	(175)	(224)
Loss on revaluation of real estate held for sale	97	-	3,375
Loss on revaluation of investments in securities	-	-	566
Decrease (increase) in note and accounts receivables	20,065	72,007	(286)
Increase in inventories, etc.	(126,000)	(58,105)	(213,528)
(Decrease) increase in notes and accounts payable	2,053	(11,650)	(10,966)
Increase (decrease) in advances received	(1,989)	13,201	(11,072)
Other	(12,511)	(3,129)	(11,289)
Subtotal	**(68,282)**	**68,337**	**(129,995)**
Interest and dividends received	1,575	1,500	2,858
Interest paid	(248)	(1,242)	(842)
Income taxes paid	(38,137)	(26,736)	(47,299)
Net cash provided by operating activities	**(105,094)**	**41,858**	**(175,279)**
II. Cash flows from investing activities			
Proceeds from sales of marketable securities	50	130	1,450
Purchases of property, plant and equipment	(22,845)	(17,928)	(44,552)
Proceeds from sales of property, plant and equipment	21	36	71
Purchase of investments in securities	(12,659)	(6,905)	(17,052)
Proceeds from sales of investments in securities	370	-	434
Payment for loans receivable	(1,296)	(950)	(2,716)
Settlement of loans receivable	2,134	2,405	4,320
Other	159	(1,773)	(1,855)
Net cash used in investing activities	**(34,065)**	**(24,986)**	**(59,900)**
III. Cash flows from financing activities			
Net increase in commercial paper	80,000	20,000	40,000
Proceeds from long-term debt	147	245	40,392
Proceeds from issuance of straight bonds	-	-	59,976
Cash dividends paid	(8,508)	(8,116)	(16,625)
Purchase of treasury stock	(57,760)	(46)	(57,854)
Other	8	23	29
Net cash used in financing activities	**13,886**	**12,104**	**65,917**
IV. Net increase (decrease) in cash and cash equivalents	**(125,272)**	**28,976**	**(169,262)**
V. Cash and cash equivalents at beginning of period	**229,498**	**60,236**	**229,498**
VI. Cash and cash equivalents at end of period	**104,226**	**89,213**	**60,236**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 73, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., Sekiwa Real Estate Sapporo, Ltd., and Sekiwa Real Estate KRM, Ltd.

Changes in scope of consolidation

Removed: Sekiwa Construction Saitama-Kita, Ltd., Sekiwa Construction Numazu, Ltd., and 7 other companies

All 73 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

6 companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp. of Japan, Ltd., Almetax Manufacturing Co., Ltd., PFI Mizu to Midori no Kenko-toshi, Ltd., and Japan Power Fastening Co., Ltd.

Changes in scope of equity method: None

Investment in 6 affiliated companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The interim of fiscal year ends on September 30 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of July 31 and utilizes these accounts.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii)Other marketable securities:

• Stocks with market value: Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full net assets costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value: At cost, based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Prepaid expenses for construction in progress, buildings for sale, land for sale, and land held for sale in process: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets.

(Additional information)

Pursuant to amendments to the Corporation Tax Law (Partial Revision of Income Tax Law, etc., Law No. 6 of March 30, 2007, and Partial Revision of Income Tax Law Environment Ordinance, Cabinet Order No. 83 of March 30, 2007), any property, plant or equipment acquired on or prior to March 31, 2007 are now depreciated uniformly over a five-year period beginning from the year following the year when their depreciable amount was depreciated.

The impact on "Operating income", "Recurring income" and "Income before income taxes and minority interests" is 179 million yen.

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(c) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(d) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the consolidated interim of fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(e) Allowance for retirement benefits for directors, corporate auditors and executive officers

To allow for retirement payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

The Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over 5 years. Other consumption taxes not subject to deductions are expensed in the consolidated interim of the fiscal year in which they arise.

5. Scope of amounts in consolidated interim statements of cash flows

The funds (cash and cash equivalents) in the consolidated interim statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding 3 months) and short-term investments with redemption periods of less than 3 months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

Changes of Significant Accounting Policies

Change in presentation methods

(Interim Consolidated Balance Sheets)

Negotiable certificates of deposit issued by domestic corporations, which were included in "cash and deposits" in the consolidated balance sheets at the end of the first half of the previous fiscal year, were transferred to "marketable securities" in the consolidated balance sheets at the end of the current interim period, in accordance with the revised guideline on the Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements."

Notes to Interim Consolidated Financial Statements

1. Note to Consolidated Balance Sheets

Millions of yen

	As of July 31, 2007	As of July 31, 2008	As of Jan 31, 2008
Accumulated depreciation of tangible fixed assets	155,279	164,902	159,994
Collateralized assets	4,449	5,067	4,426
Liabilities guaranteed	75,632	74,011	62,619
Shareholdings in related companies included in investment securities	2,014	3,183	3,027
Interest-bearing liabilities	100,196	180,665	160,417

2. Note to Consolidated Statement of Income

February 1, 2008 – July 31, 2008

(1) Loss due to change in business plan

The company reviewed its business plan, and recorded a loss due to the change in the business plan, with recognition of accrued tax liabilities on land held for sale to which a moratorium on levying of the special land holding tax had been applicable before. The amount of accrued tax liabilities included the amount of a delinquency tax during the grace period.

(2) Impairment loss

During this consolidated interim period, loss on impairment of the following property, plant and equipment was recorded.

Location	Usage	Type	Amount (Millions of yen)
Ibaraki Prefecture	Training facility	Buildings, Land etc.	821

The Company and its subsidiaries recognize loss on impairment of assets by grouping investment properties by project and grouping other assets by operating unit, which allow us to manage gains and losses in a rational manner. As a result, the book value of the group of assets which it was decided to dispose of by dismantling buildings was impaired down to the recoverable value, and this decrease was recorded as loss on asset impairment under Extraordinary Loss. The recoverable value of these assets was calculated based on the net saleable value.

3 .Consolidated Statement of Changes in Shareholders' Equity

February 1, 2007 – July 31, 2007

(1) Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Ordinary shares	Ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2007	709,385,078 shares	484,974 shares
Number of shares increased	-	32,650,929 shares
Number of shares decreased	-	5,633 shares
Outstanding shares (consolidated) at end of July 31, 2007	709,385,078 shares	33,130,270 shares

(Notes) 1. Breakdown of the number of increased ordinary shares held in treasury

Acquisition of own shares in line with the provisions of Article 165, paragraph 2 of the Companies Act	32,500,000 shares
Increase due to repurchases of fractional shares	110,909 shares
Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company	551 shares
Increase due to change in equity	39,469 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

Decrease due to requests for additional purchases of fractional shares	5,633 shares

(2) Matters related to share warrants

		Reporting entity
Details of share warrants		Share warrants as stock compensation-type stock option
Class of shares to be issued upon exercise of the share warrants		–
Number of shares to be issued upon exercise of the share warrants	Number of shares at end of previous fiscal year	
	Number of shares increased	
	Number of shares decreased	
	Number of shares at end of this interim period	
Balance at end of this interim period (Millions of yen)		23

(3) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends per share	Standard date	Effective date
April 26, 2007 The Annual Shareholders' Meeting	Ordinary shares	8,508 million yen	12.00 yen	Jan. 31, 2007	Apr. 27, 2007

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends per share	Standard date	Effective date
Aug. 30, 2007 The Meeting of the Board of Directors	Ordinary shares	Retained earnings	8,117 million yen	12.00 yen	July 31, 2007	Sep. 28, 2007

February 1, 2008 – July 31, 2008

(1) Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Ordinary shares	Ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2008	709,385,078 shares	33,196,226 shares
Number of shares increased	-	46,577 shares
Number of shares decreased	32,500,000 shares	32,523,663 shares
Outstanding shares (consolidated) at end of July 31, 2008	676,885,078 shares	719,140 shares

(Notes) 1. Breakdown of the number of increased ordinary shares held in treasury

Increase due to repurchases of fractional shares 45,682 shares
Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company 895 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

Decrease due to disposal of treasury stock 32,500,000 shares
Decrease due to requests for additional purchases of fractional shares 21,663 shares
Decrease due to exercise of stock options 2,000 shares

(2) Matters related to share warrants

		Reporting entity
Details of share warrants		Share warrants as stock compensation-type stock option
Class of shares to be issued upon exercise of the share warrants		–
Number of shares to be issued upon exercise of the share warrants	Number of shares at end of previous fiscal year	
	Number of shares increased	
	Number of shares decreased	
	Number of shares at end of this interim period	
Balance at end of this interim period (Millions of yen)		111

(3) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends per share	Standard date	Effective date
April 24, 2008 The Annual Shareholders' Meeting	Ordinary shares	8,116 million yen	12.00 yen	Jan. 31, 2008	Apr. 25, 2008

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends per share	Standard date	Effective date
Sep. 1, 2008 The Meeting of the Board of Directors	Ordinary shares	Retained earnings	8,116 million yen	12.00 yen	July 31, 2008	Sep 30, 2008

February 1, 2007 – January 31, 2008

(1) Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Ordinary shares	Ordinary shares
Outstanding shares (consolidated) at end of Jan. 31, 2007	709,385,078 shares	484,974 shares
Number of shares increased	-	32,732,321 shares
Number of shares decreased	-	21,069 shares
Outstanding shares (consolidated) at end of Jan. 31, 2008	709,385,078 shares	33,196,226 shares

(Notes) 1. Breakdown of the number of increased ordinary shares held in treasury

Acquisition of own shares in line with the provisions of Article 165, paragraph 2 of the Companies Act	32,500,000 shares
Increase due to repurchases of fractional shares	179,803 shares
Treasury stock acquired through equity-method subsidiaries and affiliates and attributable to the Company	1,351 shares
Increase due to change in equity	51,167 shares

2. Breakdown of the number of decreased ordinary shares held in treasury

Decrease due to requests for additional purchases of fractional shares	21,069 shares

(2) Matters related to share warrants

		Reporting entity
Details of share warrants		Share warrants as stock compensation-type stock option
Class of shares to be issued upon exercise of the share warrants		
Number of shares to be issued upon exercise of the share warrants	Number of shares at end of previous fiscal year	–
	Number of shares increased	
	Number of shares decreased	
	Number of shares at end of this period	
Balance at end of this period (Millions of yen)		67

(3) Matters related to dividends

1. Dividends paid to shareholders

Resolve	Type	Cash dividends paid	Dividends (per share)	Standard date	Effective date
April 26, 2007 The Annual Shareholders' Meeting	Ordinary shares	8,508 million yen	12.00 yen	Jan. 31, 2007	Apr. 27, 2007
Aug. 30, 2007 The Meeting of the Board of Directors	Ordinary shares	8,117 million yen	12.00 yen	July 31, 2007	Sep. 28, 2007

2. Dividends whose record date is attributable to the accounting period under review but effective after the accounting period under review

Resolve	Type	Funds for dividends	Cash dividends paid	Dividends (per share)	Standard date	Effective date
April 24, 2008 The Annual Shareholders' Meeting	Ordinary shares	Retained earnings	8,116 million yen	12.00 yen	Jan. 31, 2008	Apr. 25, 2008

4. Notes to Consolidated Statements of Cash Flows

Cash and cash equivalents at the end of the interim of fiscal year and relationship with amounts recorded in consolidated balance sheets

Millions of yen

	Feb.1, 2007 - July 31, 2007	Feb.1, 2008 - July 31, 2008	Feb.1, 2007 ~ Jan. 31, 2008
Cash and deposits	104,226	76,213	60,236
Fixed term deposits exceeding 3 months	–	–	–
Short-term investments with redemption period of 3 months or less (marketable securities account)	–	13,000	–
Cash and cash equivalents	**104,226**	**89,213**	**60,236**

5. Segmental information

(1) Segmental information by each business

Millions of yen

Feb. 1, 2007 – July 31, 2007	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	355,912	196,610	164,744	79,488	796,756	-	796,756
Inter-segment sales and transfers	5,091	-	844	1,670	7,606	(7,606)	-
Total sales	361,003	196,610	165,589	81,159	804,362	(7,606)	796,756
Operating expenses	323,675	177,572	157,408	79,014	737,671	12,574	750,245
Operating income	37,327	19,038	8,180	2,145	66,691	(20,180)	46,510

Millions of yen

Feb. 1, 2008 – July 31, 2008	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	320,549	203,379	177,243	82,274	783,447	-	783,447
Inter-segment sales and transfers	4,252	14	1,449	1,883	7,600	(7,600)	-
Total sales	324,802	203,393	178,693	84,158	791,048	(7,600)	783,447
Operating expenses	301,399	168,102	168,997	82,257	720,756	11,747	732,503
Operating income	23,403	35,291	9,696	1,901	70,291	(19,347)	50,943

Millions of yen

Feb. 1, 2007 – Jan. 31, 2008	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	704,506	403,083	334,530	155,686	1,597,807	-	1,597,807
Inter-segment sales and transfers	10,590	-	1,696	4,436	16,723	(16,723)	-
Total sales	715,096	403,083	336,227	160,122	1,614,530	(16,723)	1,597,807
Operating expenses	641,535	345,373	320,945	156,218	1,464,073	24,006	1,488,079
Operating income	73,561	57,710	15,281	3,903	150,457	(40,729)	109,727

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing: Designing, constructing, and contracting for sale housing using the Company's prefabricated materials

Real Estate for Sale: Selling houses and real estate, designing, constructing, and contracting for sale housing on estate land, conducting urban redevelopment projects and commercial buildings transactions

Real Estate for Leasing: Renting and managing properties

Other Business: Designing, constructing, and contracting for condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.
Previous interim period: 19,325 million yen Current interim period: 18,109 million yen Previous fiscal year: 38,772 million yen

(2) Geographical segment information

In the six months to July 2007, July 2008 and full year to January 2008, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the six months to July 2007, July 2008 and full year to January 2008, there are no applicable overseas sales.

6. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

	As of July 31, 2007			As of July 31, 2008			As of Jan. 31, 2008		
	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference
National and regional government bonds	1,642	1,639	(2)	1,327	1,328	0	1,353	1,360	6
Total	1,642	1,639	(2)	1,327	1,328	0	1,353	1,360	6

2. Other marketable securities

Millions of yen

	As of July 31, 2007			As of July 31, 2008			As of Jan. 31, 2008		
	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference
Equities	50,372	87,277	36,904	51,678	68,192	16,513	51,694	69,956	18,261
Total	50,372	87,277	36,904	51,678	68,192	16,513	51,694	69,956	18,261

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	As of July 31, 2007	As of July 31, 2008	As of Jan. 31, 2008
(1) Bonds held to maturity			
Unlisted foreign government bonds	7,000	7,000	7,000
(2) Other marketable securities			
Unlisted equities	3,172	3,558	3,558
Preferred securities	999	999	999
Investments in special purpose companies	-	6,800	-
Stake in investment limited partnership	44	21	41
Negociable certificates of deposit	5,000	13,000	-

(Note) 5,000 million yen of Certificate of deposit in the previous interim period is included in "cash and deposits" of consolidated balance sheet.

7. Consolidated per share information

(yen)

Previous interim period (Feb. 1, 2007 - July 31, 2007)		Current interim period (Feb. 1, 2008 - July 31, 2008)		Previous fiscal year (Feb. 1, 2007 - Jan. 31, 2008)	
Net assets per share	1,121.21	Net assets per share	1,167.47	Net assets per share	1,139.63
Net income per share	41.04	Net income per share	41.42	Net income per share	87.70
Fully diluted net income per share	41.04	Fully diluted net income per share	41.41	Fully diluted net income per share	87.68

Note

1. Interim net assets per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Previous interim period	Current interim period	Previous fiscal year
Net assets recorded on balance sheet	758,524	789,821	770,963
Difference between shareholders' equity in consolidated balance sheet and shareholders' equity attributable to ordinary shares			
Share warrants	23	111	67
Minority interests	274	309	292
Shareholders' equity attributable to ordinary shares	758,226	789,401	770,604
Number of ordinary shares outstanding (1,000 shares)	709,385	676,885	709,385
Number of ordinary shares held in treasury (1,000 shares)	33,130	719	33,196
Number of ordinary shares used to calculate shareholders' equity per share (1,000 shares)	676,254	676,165	676,188

2. Interim net income per share and fully diluted income per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Previous interim period	Current interim period	Previous fiscal year
Net income per share			
Net income recorded on statement of income	28,665	28,006	60,352
Amount not attributable to ordinary shareholders	-	-	-
Net income attributable to ordinary shares	28,665	28,006	60,352
Average number of ordinary shares outstanding during period (1,000 shares)	698,467	676,182	688,197
Fully diluted net income per share			
Adjustment to net income	-	-	-
Number of ordinary shares increased (Stock acquisition rights)	78,383	135,869	89,249

8. Omission of disclosure

Notes concerning lease and derivative transactions, stock options, business combinations, etc. are omitted, as we believe that they hold no significant bearing in terms of the necessity of disclosure of interim financial reports.

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2007	As of July 31, 2008	As of Jan. 31, 2008	Difference	%
Assets					
I. Current assets					
Cash and deposits	66,413	40,344	22,471		
Notes receivable-trade	308	230	121		
Accounts receivable-construction	54,438	8,764	71,123		
Accounts receivable-real estate	5,770	255	10,147		
Marketable securities	1,398	13,009	9		
Prepaid expenses for construction in progress	44,279	47,736	40,536		
Buildings for sale	90,121	86,941	94,713		
Land for sale	383,553	507,102	455,031		
Land for sale in process	75,133	88,057	87,763		
Other inventories	5,994	6,326	5,977		
Advance payments	2,072	994	578		
Prepaid expenses	5,735	6,061	6,234		
Accounts receivable-other	15,628	12,961	15,898		
Deferred income taxes	43,125	37,065	41,347		
Other current assets	4,350	3,235	5,338		
Less allowance for doubtful accounts	(1,264)	(1,105)	(1,124)		
Total current assets	**797,060**	**857,983**	**856,168**	**1,815**	**0.2**
II. Fixed assets					
1. Tangible fixed assets					
Buildings	74,057	79,055	77,113		
Structures	4,593	4,352	4,457		
Machinery and equipment	13,385	13,125	13,690		
Vehicles and delivery equipment	169	157	164		
Tools and equipment	5,033	4,228	4,591		
Land	84,724	94,743	88,801		
Constructions in progress	2,835	3,008	3,827		
Total tangible fixed assets	**184,799**	**198,673**	**192,646**	**6,027**	**3.1**
2. Intangible fixed assets					
Industrial property	30	25	27		
Lease rights	1,608	1,608	1,608		
Software	3,569	4,897	4,320		
Utility rights	22	18	20		
Telephone subscription rights	685	683	686		
Total intangible fixed assets	**5,916**	**7,234**	**6,663**	**571**	**8.6**
3. Investments and other assets					
Investments in securities	98,344	87,314	82,310		
Investments in subsidiaries and partnership	38,048	38,434	39,009		
Long-term loans receivable	34,716	32,057	33,920		
Deposit and guaranty	14,033	13,433	13,810		
Long-term prepaid expenses	735	787	821		
Prepaid pension costs	2,037	5,704	5,978		
Deferred income taxes	-	2,941	2,178		
Other investments and other assets	6,032	6,500	5,987		
Less allowance for doubtful accounts	(863)	(962)	(873)		
Total investments and other assets	**193,084**	**186,212**	**183,143**	**3,069**	**1.7**
Total fixed assets	**383,800**	**392,119**	**382,453**	**9,666**	**2.5**
Total assets	**1,180,860**	**1,250,103**	**1,238,622**	**11,481**	**0.9**

Millions of yen

	As of July 31, 2007	As of July 31, 2008	As of Jan. 31, 2008	Difference	%
Liabilities					
I. Current liabilities					
Notes payable-trade	66,275	53,854	64,242		
Accounts payable-trade	44,640	45,915	40,562		
Accounts payable-construction	51,481	40,237	48,523		
Commercial paper	80,000	60,000	40,000		
Accounts payable-other	7,989	3,948	5,934		
Accrued expenses	14,676	13,064	13,819		
Deferred corporate taxes	5,564	10,665	21,047		
Deferred consumption taxes	3,314	3,034	6,383		
Advances received-construction	60,630	62,813	51,186		
Advance received-other	9,594	9,494	9,142		
Allowance for bonuses	11,355	8,677	12,382		
Allowance for bonuses to directors, executive officers and corporate auditors	-	-	220		
Allowance for compensation payments on completed works	2,816	2,730	2,798		
Other current liabilities	79,091	75,403	75,171		
Total current liabilities	**437,429**	**389,837**	**391,415**	**(1,578)**	**(0.4)**
II. Long-term liabilities					
Straight bonds	-	59,979	59,976		
Long-term debt	20,000	60,000	60,000		
Deposits and guaranty received	8,154	8,004	8,286		
Long-term accounts payable	578	509	571		
Long-term advance received	109	85	97		
Deferred tax liability	4,072	-	-		
Accrued retirement benefits for employees	18,628	18,943	18,935		
Total long-term liabilities	**51,543**	**147,522**	**147,867**	**(345)**	**(0.2)**
Total liabilities	**488,972**	**537,359**	**539,283**	**(1,924)**	**(0.4)**
Net assets					
I. Shareholders' equity					
1. Capital stock	**186,554**	**186,554**	**186,554**	**-**	**-**
2. Capital surplus	**258,918**	**242,307**	**258,912**	**(16,605)**	**(6.4)**
Legal reserve	242,307	242,307	242,307		
Other	16,610	-	16,604		
3. Retained earnings	**282,733**	**274,877**	**301,300**	**(26,423)**	**(8.8)**
Legal reserve	23,128	23,128	23,128		
Other	259,604	251,748	278,172		
Reserve for dividends to shareholders	18,000	18,000	18,000		
General reserve	206,800	201,800	206,800		
Retained earnings carried forward	34,804	31,948	53,372		
4. Treasury stock	**(58,295)**	**(930)**	**(58,362)**	**57,432**	**-**
Total shareholders' equity	**669,910**	**702,808**	**688,404**	**14,404**	**2.1**
II. Valuation and translation adjustments					
Net unrealized holding gain (loss) on securities	21,954	9,824	10,871		
Deferred hedge gains and losses	(0)	(1)	(4)		
Total valuation and translation adjustments	**21,953**	**9,823**	**10,867**	**(1,044)**	**(9.6)**
III. Share warrants	**23**	**111**	**67**	**44**	**65.7**
Total net assets	**691,887**	**712,743**	**699,339**	**13,404**	**1.9**
Total liabilities and net assets	**1,180,860**	**1,250,103**	**1,238,622**	**11,481**	**0.9**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2007– July 31, 2007		Feb. 1, 2008 – July 31, 2008		Difference		Feb.1, 2007 – Jan. 31, 2008	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	YOY (%)	*Millions of yen*	(%)
I. Net sales	**592,963**	**100.0**	**576,175**	**100.0**	**(16,788)**	**(2.8)**	**1,195,245**	**100.0**
Construction	450,416	76.0	405,987	70.5			891,437	74.6
Real estate	142,546	24.0	170,187	29.5			303,808	25.4
II. Cost of sales	**472,184**	**79.6**	**450,234**	**78.1**	**(21,950)**	**(4.6)**	**934,700**	**78.2**
Construction	357,927	79.5	328,884	81.0			707,843	79.4
Real estate	114,257	80.2	121,350	71.3			226,857	74.7
Gross profit on sales	**120,778**	**20.4**	**125,940**	**21.9**	**5,162**	**4.3**	**260,544**	**21.8**
Total gross profit from construction	92,489	20.5	77,102	19.0			183,593	20.6
Total gross profit from sales of real estate	28,289	19.8	48,837	28.7			76,950	25.3
III. Selling, general and administrative expenses	**87,413**	**14.8**	**87,207**	**15.2**	**(206)**	**(0.2)**	**173,799**	**14.5**
Operating income	**33,365**	**5.6**	**38,732**	**6.7**	**5,367**	**16.1**	**86,745**	**7.3**
IV. Non-operating income	**6,582**	**1.1**	**5,704**	**1.0**	**(878)**	**(13.3)**	**9,792**	**0.8**
Interest and dividends received	4,132		3,830				5,223	
Miscellaneous income	2,450		1,874				4,569	
V. Non-operating expense	**1,404**	**0.2**	**2,550**	**0.4**	**1,146**	**81.6**	**3,555**	**0.3**
Interest paid	139		449				545	
Interest on corporate bonds	118		790				598	
Miscellaneous expense	1,145		1,310				2,411	
Recurring income	**38,543**	**6.5**	**41,886**	**7.3**	**3,343**	**8.7**	**92,982**	**7.8**
VI. Extraordinary income	**175**	**0.0**	**41**	**0.0**	**(134)**	**(76.6)**	**175**	**0.0**
Gain on sales of investment securities	175		41				175	
VII. Extraordinary loss	**351**	**0.0**	**4,497**	**0.8**	**4,146**	**-**	**4,641**	**0.4**
Loss due to change in business plan	-		2,818				-	
Loss on asset impairment	-		821				-	
Loss from sales or disposal of fixed assets	351		536				797	
Loss on valuation of investments in subsidiaries and affiliates	-		321				-	
Loss on revaluation of land held for sale	-		-				3,277	
Loss from revaluation of investment securities	-		-				566	
Income before income taxes	**38,366**	**6.5**	**37,430**	**6.5**	**(936)**	**(2.4)**	**88,516**	**7.4**
Current income taxes	5,755	1.0	10,660	1.9	4,905	85.2	26,178	2.2
Deferred income taxes	9,117	1.5	4,226	0.7	(4,891)	(53.6)	12,159	1.0
Net income	**23,494**	**4.0**	**22,544**	**3.9**	**(950)**	**(4.0)**	**50,179**	**4.2**

Statement of shareholders' equity

Feb. 1, 2007 – July 31, 2007 *Millions of yen*

	Paid-in Capital	Additional paid-in capital			Retained earnings				
		Capital reserve	Other legal capital surplus	Total	Legal reserve	Other			Total
						Reserve for dividends	General reserve	Retained earnings carried forward	
Balance at end of previous period	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746
Changes for this interim period									
Dividends from surplus	-	-	-	-	-	-	-	(8,508)	(8,508)
Provision for general reserve	-	-	-	-	-	-	30,000	(30,000)	-
Net income	-	-	-	-	-	-	-	23,494	23,494
Gain of treasury stock	-	-	-	-	-	-	-	-	-
Sale of treasury stock	-	-	(0)	(0)	-	-	-	-	-
Provision for reserve for dividends to shareholders	-	-	-	-	-	3,000	-	(3,000)	-
Net changes of items other than "Shareholders' Equity" during this interim period	-	-	-	-	-	-	-	-	-
Total changes during this interim period	-	-	(0)	(0)	-	3,000	30,000	(18,013)	14,986
Balance at end of this interim period	186,554	242,307	16,610	258,918	23,128	18,000	206,800	34,804	282,733

	Shareholders' equity		Valuation and translation adjustments			Share warrants	Total net assets
	Treasury stock	Total	Net unrealized holding gain (loss) on securities	Deferral hedge gains and losses	Total		
Balance at end of pervious period	(544)	712,674	24,115	-	24,115	-	736,790
Changes for this interim period							
Dividends from surplus	-	(8,508)	-	-	-	-	(8,508)
Provision for general reserve	-	-	-	-	-	-	-
Net income	-	23,494	-	-	-	-	23,494
Gain of treasury stock	(57,760)	(57,760)	-	-	-	-	(57,760)
Sale of treasury stock	9	9	-	-	-	-	9
Provision for reserve for dividends to shareholders	-	-	-	-	-	-	-
Net changes of items other than "Shareholders' Equity" during this interim period	-	-	(2,160)	(0)	(2,161)	23	(2,137)
Total changes during this interim period	(57,750)	(42,764)	(2,160)	(0)	(2,161)	23	(44,902)
Balance at end of this interim period	(58,295)	669,910	21,954	(0)	21,953	23	691,887

Feb. 1, 2008 – July 31, 2008

Millions of yen

	Shareholders' equity								
	Paid-in Capital	Additional paid-in capital			Retained earnings				
		Capital reserve	Other legal capital surplus	Total	Legal reserve	Other: Reserve for dividends	Other: General reserve	Other: Retained earnings carried forward	Total
Balance at end of previous period	186,554	242,307	16,604	258,912	23,128	18,000	206,800	53,372	301,300
Changes for this interim period									
Dividends from surplus	-	-	-	-	-	-	-	(8,116)	(8,116)
Reversal of general reserves	-	-	-	-	-	-	(5,000)	5,000	-
Net income	-	-	-	-	-	-	-	22,544	22,544
Gain of treasury stock	-	-	-	-	-	-	-	-	-
Cancellation of treasury stock	-	-	(16,604)	(16,604)	-	-	-	(40,832)	(40,832)
Sale of treasury stock	-	-	-	-	-	-	-	(18)	(18)
Net changes of items other than "Shareholders' Equity" during this interim period	-	-	-	-	-	-	-	-	-
Total changes during this interim period	-	-	(16,604)	(16,604)	-	-	(5,000)	(21,423)	(26,423)
Balance at end of this interim period	186,554	242,307	-	242,307	23,128	18,000	201,800	31,948	274,877

	Shareholders' equity		Valuation and translation adjustments			Share warrants	Total net assets
	Treasury stock	Total	Net unrealized holding gain (loss) on securities	Deferral hedge gains and losses	Total		
Balance at end of pervious period	(58,362)	688,404	10,871	(4)	10,867	67	699,339
Changes for this interim period							
Dividends from surplus	-	(8,116)	-	-	-	-	(8,116)
Reversal of general reserves	-	-	-	-	-	-	-
Net income	-	22,544	-	-	-	-	22,544
Gain of treasury stock	(46)	(46)	-	-	-	-	(46)
Cancellation of treasury stock	57,437	-	-	-	-	-	-
Sale of treasury stock	41	23	-	-	-	-	23
Net changes of items other than "Shareholders' Equity" during this interim period	-	-	(1,046)	3	(1,043)	44	(999)
Total changes during this interim period	57,431	14,403	(1,046)	3	(1,043)	44	13,404
Balance at end of this interim period	(930)	702,808	9,824	(1)	9,823	111	712,743

Feb. 1, 2007 – Jan. 31, 2008

Millions of yen

	Shareholders' equity								
	Paid-in Capital	Additional paid-in capital			Retained earnings				
		Capital reserve	Other legal capital surplus	Total	Legal reserve	Other: Reserve for dividends	Other: General reserve	Other: Retained earnings carried forward	Total
Balance at end of previous period	186,554	242,307	16,610	258,918	23,128	15,000	176,800	52,818	267,746
Changes for this period									
Dividends from surplus	-	-	-	-	-	-	-	(16,625)	(16,625)
Provision for general reserve	-	-	-	-	-	-	30,000	(30,000)	-
Net income	-	-	-	-	-	-	-	50,179	50,179
Gain of treasury stock	-	-	-	-	-	-	-	-	-
Sale of treasury stock	-	-	(6)	(6)	-	-	-	-	-
Provision for reserve for dividends	-	-	-	-	-	3,000	-	(3,000)	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	-	-	-	-	-	-	-
Total changes during this period	-	-	(6)	(6)	-	3,000	30,000	554	33,554
Balance at end of this period	186,554	242,307	16,604	258,912	23,128	18,000	206,800	53,372	301,300

	Shareholders' equity		Valuation and translation adjustments			Share warrants	Total net assets
	Treasury stock	Total	Net unrealized holding gain (loss) on securities	Deferral hedge gains and losses	Total		
Balance at end of pervious period	(544)	712,674	24,115	-	24,115	-	736,790
Changes for this period							
Dividends from surplus	-	(16,625)	-	-	-	-	(16,625)
Provision for general reserve	-	-	-	-	-	-	-
Net income	-	50,179	-	-	-	-	50,179
Gain of treasury stock	(57,854)	(57,854)	-	-	-	-	(57,854)
Sale of treasury stock	36	30	-	-	-	-	30
Provision for reserve for dividends	-	-	-	-	-	-	-
Net changes of items other than "Shareholders' Equity" during this period	-	-	(13,243)	(4)	(13,247)	67	(13,180)
Total changes during this period	(57,817)	(24,269)	(13,243)	(4)	(13,247)	67	(37,450)
Balance at end of this period	(58,362)	688,404	10,871	(4)	10,867	67	699,339

13. Main Affiliated Companies' Financial Statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet
Millions of yen
As of July 31, 2008

(Assets)		(Liabilities)	
Current assets	32,805	Current liabilities	13,148
Cash and deposit	12,840	Accounts payable	703
Notes and accounts receivable	1,495	Advance received	9,190
Inventories	11,825	Tax payable	1,483
Deferred tax assets	388	Other current liabilities	1,770
Other current assets	6,351	Fixed liabilities	18,891
Less allowance for doubtful accounts	(96)	Accrued retirement benefits	447
		Custody deposit and guarantee	18,281
Fixed assets	24,396	Other fixed liabilities	162
Tangible fixed assets	14,714		
Buildings and structures	11,759		
Land	2,300		
Other	653		
Intangible fixed assets	862	(Net assets)	
Investments and other assets	8,819	Shareholders' equity	25,144
Investment in securities	254	Capital stock	1,668
Long-term loans receivable	798	Capital surplus	817
Deposit and guarantee	5,389	Retained earnings	22,657
Deferred tax assets	1,068	Valuation and translation adjustments	17
Other investments	1,309	Net unrealized holding gain (loss) on securities	17
Total assets	57,202	Total liabilities and net assets	57,202

Consolidated Statement of Income
Millions of yen
February 1, 2008 – July 31, 2008

Net earnings	66,695
Cost of earnings	62,994
Operating income	3,701
Non-operating income	62
Other expenses	40
Recurring income	3,723
Extraordinary income	-
Extraordinary loss	2
Income before income taxes	3,721
Current income taxes	1,461
Deferred income taxes	(533)
Net income	2,793

Consolidated Statement of Cash Flow
February 1, 2008 – July 31, 2008

		Millions of yen
I	Cash flows from operating activities	
	Income before income taxes	3,721
	Depreciation and amortization	561
	Increase in accounts receivable	(175)
	Increase in inventories	(2,530)
	Increase in advance received	381
	Increase in deposit and guarantee	617
	Other	(216)
	Subtotal	2,359
	Interest and dividends received	34
	Income taxes paid	(1,925)
	Net cash provided by operating activities	468
II	Cash flows from investing activities	
	Purchase of property, plant and equipment	(2,238)
	Purchase of intangible fixed assets	(41)
	Other	24
	Net cash used in investing activities	(2,255)
III	Cash flows from financing activities	
	Cash dividends paid	(406)
	Net cash from financing activities	(406)
IV	Net decrease in cash and cash equivalents	(2,192)
V	Cash and cash equivalents at beginning of period	21,033
VI	Cash and cash equivalents at end of period	18,840

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet
Millions of yen
As of July 31, 2008

(Assets)		(Liabilities)	
Current assets	19,036	Current liabilities	9,697
Cash and deposit	5,402	Accounts payable	808
Accounts receivable	1,160	Advances received	6,474
Inventories	6,261	Tax payable	965
Deferred tax assets	378	Other current liabilities	1,448
Other current assets	5,898	Fixed liabilities	9,891
Less allowance for doubtful accounts	(65)	Accrued retirement benefits	155
Fixed assets	15,464	Custody deposit and guarantee	9,614
Tangible fixed assets	13,902	Other fixed liabilities	121
Buildings and structures	9,134		
Land	4,448	(Net assets)	
Other	319	Shareholders' equity	14,912
Intangible fixed assets	270	Capital stock	1,368
Investments and other assets	1,290	Capital surplus	1,679
Long-term loans receivable	55	Retained earnings	11,865
Deposit and guarantee	732	Valuation and translation adjustments	-
Deferred tax assets	246	Net unrealized holding gain (loss) on securities	-
Other investments	255		
Total assets	34,501	Total liabilities and net assets	34,501

Consolidated Statements of Income
Millions of yen
February 1, 2008 – July 31, 2008

Net earnings	49,225
Cost of earnings	46,787
Operating income	2,437
Non-operating income	35
Other expenses	38
Recurring income	2,434
Extraordinary income	0
Extraordinary loss	23
Income before income taxes	2,411
Current income taxes	926
Deferred income taxes	50
Net income	1,434

Consolidated Statement of Cash Flow
February 1, 2008 – July 31, 2008

		Millions of yen
I	Cash flows from operating activities	
	Income before income taxes	2,411
	Depreciation and amortization	386
	Increase in accounts receivable	(134)
	Increase in inventories	(965)
	Increase in advance received	148
	Decrease in deposit and guarantee	(577)
	Other	(348)
	Subtotal	921
	Income taxes paid	(1,079)
	Other	(8)
	Net cash provided by operating activities	(165)
II	Cash flows from investing activities	
	Purchase of property, plant and equipment	(335)
	Purchase of intangible fixed assets	(18)
	Other	3
	Net cash used in investing activities	(350)
III	Cash flows from financing activities	
	Cash dividends paid	(291)
	Net cash from financing activities	(291)
IV	Net decrease in cash and cash equivalents	(808)
V	Cash and cash equivalents at beginning of period	11,760
VI	Cash and cash equivalents at end of period	10,952

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet
Millions of yen
As of July 31, 2008

(Assets)		(Liabilities)	
Current assets	17,714	Current liabilities	6,532
Cash and deposit	5,675	Accounts payable	177
Notes and accounts receivable	248	Advances received	4,807
Inventories	8,455	Tax payable	483
Deferred tax assets	752	Other current liabilities	1,063
Other current assets	2,601	Fixed liabilities	5,913
Less allowance for doubtful accounts	(18)	Accrued retirement benefits	350
Fixed assets	19,444	Custody deposits	5,432
Tangible fixed assets	8,456	Other fixed liabilities	131
Buildings and structures	4,155		
Land	2,871		
Other	1,428	(Net assets)	
Intangible fixed assets	111	Shareholders' equity	24,712
Investments and other assets	10,876	Capital stock	5,829
Long-term loans receivable	1,109	Capital surplus	7,017
Deposit and guarantee	8,822	Retained earnings	11,865
Deferred tax assets	155	Valuation and translation adjustments	-
Other investments	794	Net unrealized holding gain (loss) on securities	-
Less allowance for doubtful accounts	(4)		
Total assets	37,158	Total liabilities and net assets	37,158

Consolidated Statement of Income
Millions of yen
February 1, 2008 – July 31, 2008

Net earnings	28,594
Cost of earnings	27,260
Operating income	1,334
Non-operating income	42
Other expenses	8
Recurring income	1,368
Extraordinary income	4
Extraordinary loss	1
Income before income taxes	1,371
Current income taxes	460
Deferred income taxes	103
Net income	808

Consolidated Statement of Cash Flow
February 1, 2008 – July 31, 2008

		Millions of yen
I	Cash flows from operating activities	
	Income before income taxes	1,371
	Depreciation and amortization	138
	Increase in accounts receivable	(2)
	Increase in inventories	(1,265)
	Increase in advance received	121
	Decrease in deposit and guarantee	(125)
	Other	(236)
	Subtotal	0
	Interest and dividends received	37
	Income taxes paid	(650)
	Net cash provided by operating activities	(611)
II	Cash flows from investing activities	
	Purchase of property, plant and equipment	(1,536)
	Purchase of intangible fixed assets	(26)
	Other	(642)
	Net cash used in investing activities	(2,205)
III	Cash flows from financing activities	
	Cash dividends paid	(472)
	Net cash from financing activities	(472)
IV	Net decrease in cash and cash equivalents	(3,290)
V	Cash and cash equivalents at beginning of period	11,366
VI	Cash and cash equivalents at end of period	8,075

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet Millions of yen As of July 31, 2008			
(Assets)		(Liabilities)	
Current assets	8,396	Current liabilities	2,912
Cash and deposit	3,580	Accounts payable	191
Notes and accounts receivable	167	Advance received	1,634
Inventories	313	Tax payable	330
Deferred tax assets	90	Other current liabilities	757
Other current assets	4,262	Fixed liabilities	5,532
Less allowance for doubtful accounts	(17)	Accrued retirement benefit	77
Fixed assets	5,074	Custody deposit and guarantee	5,370
Tangible fixed assets	4,310	Other fixed liabilities	84
Buildings and structures	2,206		
Land	640		
Other	1,463	(Net assets)	
Intangible fixed assets	76	Shareholders' equity	5,026
Investments and other assets	687	Capital stock	379
Investment in securities	68	Capital surplus	177
Long-term loans receivable	116	Retained earnings	4,469
Deposit and guarantee	122	Valuation and translation adjustments	(0)
Deferred tax assets	71	Net unrealized holding gain (loss) on securities	(0)
Other investments	309		
Total assets	13,470	Total liabilities and net assets	13,470

Income Statement Millions of yen February 1, 2008 – July 31, 2008	
Net earnings	11,589
Cost of earnings	10,797
Operating income	791
Non-operating income	25
Other expenses	0
Recurring income	816
Extraordinary income	-
Extraordinary loss	3
Income before income taxes	812
Current income taxes	319
Deferred income taxes	13
Net income	480

Consolidated Statement of Cash Flow February 1, 2008 – July 31, 2008		Millions of yen
I	Cash flows from operating activities	
	Income before income taxes	812
	Depreciation and amortization	75
	Decrease in accounts receivable	7
	Increase in advance received	39
	Increase in deposit and guarantee	194
	Other	(79)
	Subtotal	1,048
	Interest and dividends received	2
	Income taxes paid	(255)
	Net cash provided by operating activities	796
II	Cash flows from investing activities	
	Purchase of property, plant and equipment	(2,059)
	Purchase of intangible fixed assets	(18)
	Other	(170)
	Net cash used in investing activities	(2,248)
III	Cash flows from financing activities	
	Cash dividends paid	(145)
	Net cash from financing activities	(145)
IV	Net decrease in cash and cash equivalents	(1,597)
V	Cash and cash equivalents at beginning of period	9,377
VI	Cash and cash equivalents at end of period	7,780

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet
Millions of yen
As of July 31, 2008

(Assets)		(Liabilities)	
Current assets	3,880	Current liabilities	2,083
Cash and deposits	2,043	Accounts payable	129
Notes and accounts receivable	182	Advance received	1,702
Inventories	1,483	Tax payable	106
Deferred tax assets	68	Other current liabilities	145
Other current assets	158	Fixed liabilities	2,130
Less allowance for doubtful accounts	(56)	Accrued retirement benefits	24
Fixed assets	2,400	Custody deposit and guarantee	2,015
Tangible fixed assets	1,980	Other fixed liabilities	91
Buildings and structures	1,576		
Land	337	(Net assets)	
Other	65	Shareholders' equity	2,066
Intangible fixed assets	4	Capital stock	263
Investments and other assets	415	Capital surplus	94
Long-term loans receivable	6	Retained earnings	1,709
Deposit and guarantee	333	Valuation and translation adjustments	-
Deferred tax assets	44	Net unrealized holding gain (loss) on securities	-
Other investments	31		
Total assets	6,280	Total liabilities and net assets	6,280

Income Statement
Millions of yen
February 1, 2008 – July 31, 2008

Net earnings	11,646
Cost of earnings	11,365
Operating income	280
Non-operating income	2
Other expenses	6
Recurring income	275
Extraordinary income	-
Extraordinary loss	0
Income before income taxes	275
Current income taxes	101
Deferred income taxes	14
Net income	159

Consolidated Statement of Cash Flow
February 1, 2008 – July 31, 2008

		Millions of yen
I	Cash flows from operating activities	
	Income before income taxes	275
	Depreciation and amortization	34
	Increase in accounts receivable	(22)
	Increase in advance received	46
	Decrease in deposit and guarantee	(62)
	Other	312
	Subtotal	584
	Income taxes paid	(108)
	Net cash provided by operating activities	476
II	Cash flows from investing activities	
	Purchase of property, plant and equipment	(75)
	Net cash used in investing activities	(75)
III	Cash flows from financing activities	
	Cash dividends paid	(51)
	Net cash from financing activities	(51)
IV	Net increase in cash and cash equivalents	348
V	Cash and cash equivalents at beginning of period	1,694
VI	Cash and cash equivalents at end of period	2,043

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2008			
(Assets)		(Liabilities)	
Current assets	6,862	Current liabilities	2,824
Cash and deposit	2,155	Accounts payable	138
Notes and accounts receivable	178	Advance received	1,662
Inventories	379	Tax payable	201
Deferred tax assets	54	Other current liabilities	821
Other current assets	4,129	Fixed liabilities	4,136
Less allowance for doubtful accounts	(34)	Accrued retirement benefit	16
Fixed assets	3,633	Custody deposit and guarantee	4,067
Tangible fixed assets	3,097	Other fixed liabilities	52
Buildings and structures	2,637		
Land	276		
Other	182	(Net assets)	
Intangible fixed assets	77	Shareholders' equity	3,535
Investments and other assets	458	Capital stock	200
Long-term loans receivable	16	Capital surplus	-
Deposit and guarantee	262	Retained earnings	3,335
Deferred tax assets	74	Valuation and translation adjustments	-
Other investments	246	Net unrealized holding gain (loss) on securities	-
Less allowance for doubtful accounts	(140)		
Total assets	10,495	Total liabilities and net assets	10,495

Income Statement *Millions of yen* February 1, 2008 – July 31, 2008	
Net earnings	11,305
Cost of earnings	10,803
Operating income	501
Non-operating income	22
Other expenses	1
Recurring income	523
Extraordinary income	-
Extraordinary loss	0
Income before income taxes	522
Current income taxes	197
Deferred income taxes	11
Net income	314

Consolidated Statement of Cash Flow February 1, 2008 – July 31, 2008	*Millions of yen*
I Cash flows from operating activities	
Income before income taxes	522
Depreciation and amortization	79
Decrease in accounts receivable	1
Increase in advance received	10
Decrease in deposit and guarantee	(5)
Other	(447)
Subtotal	161
Interest received	15
Income taxes paid	(192)
Net cash provided by operating activities	(15)
II Cash flows from investing activities	
Purchase of property, plant and equipment	(190)
Other	0
Net cash used in investing activities	(190)
III Cash flows from financing activities	
Cash dividends paid	(60)
Net cash from financing activities	(60)
IV Net decrease in cash and cash equivalents	(266)
V Cash and cash equivalents at beginning of period	6,521
VI Cash and cash equivalents at end of period	6,255

(7) Sekisui House Remodeling , Ltd.

Balance Sheet
Millions of yen
As of July 31, 2008

(Assets)		(Liabilities)	
Current assets	11,330	Current liabilities	7,271
Cash and deposit	412	Account payable-trade	326
Notes and accounts receivable	891	Account payable-construction	2,708
Prepaid expenses for construction in progress	795	Expenses payable	189
Deferred tax assets	505	Advances received-construction	2,733
Other current assets	9,133	Tax payable	508
Less allowance for doubtful accounts	(409)	Allowance for bonuses	616
Fixed assets	247	Other current liabilities	189
Tangible fixed assets	106		
Buildings and structures	68	Fixed liabilities	53
Other	38	Allowance for accrued retirement benefits	51
		Other fixed liabilities	1
Intangible fixed assets	18	(Net assets)	
Investments and other assets	122	Shareholders' equity	4,252
Long-term loans receivable	3	Capital stock	100
Deposit and guarantee	92	Capital surplus	949
Deferred tax assets	23	Retained earnings	3,203
Other investments	3	Valuation and translation adjustments	-
Less allowance for doubtful accounts	(0)	Net unrealized holding gain (loss) on securities	-
Total assets	11,577	Total liabilities and net assets	11,577

Income Statement
Millions of yen
February 1, 2008 –July 31, 2008

Net sales	24,118
Cost of sales	18,381
Gross profit of sales	5,736
SG&A expenses	4,510
Operating income	1,226
Non-operating income	176
Other expenses	9
Recurring income	1,393
Extraordinary income	-
Extraordinary loss	1
Income before income taxes	1,392
Current income taxes	507
Deferred income taxes	119
Net income	765

Consolidated Statement of Cash Flow
February 1, 2008 – July 31, 2008

		Millions of yen
I	Cash flows from operating activities	
	Income before income taxes	1,392
	Depreciation and amortization	11
	Decrease in accounts receivable	193
	Increase in inventories	(460)
	Increase in notes and accounts payable	798
	Increase in advance received	837
	Other	(376)
	Subtotal	2,396
	Interest received	28
	Income taxes paid	(526)
	Net cash provided by operating activities	1,899
II	Cash flows from investing activities	
	Purchase of property, plant and equipment	(9)
	Other	(2)
	Net cash used in investing activities	(11)
III	Cash flows from financing activities	
	Cash dividends paid	(30)
	Net cash from financing activities	(30)
IV	Net increase in cash and cash equivalents	1,856
V	Cash and cash equivalents at beginning of period	7,535
VI	Cash and cash equivalents at end of period	9,392

SEKISUI HOUSE
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

September 1, 2008

By: H. Yamaguchi

Hidehiro Yamaguchi
Executive Officer

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331